Meridian Gold Inc.

9670 Gateway Drive, Suite 200

Reno, Nevada 89521

Phone:  (775) 850-3777

Fax:

 (775) 850-3733

THE PROVINCE OF CHUBUT POSTPONES THE PUBLIC HEARING IN ESQUEL

Reno, Nevada, March 11, 2003 – On March 10, 2003, the Legislature of the Province of Chubut, Argentina, passed Law 4972, postponing the public hearing previously scheduled to take place on March 29, 2003.

The new law states that the public hearing will take place at least 30 days after the water study, currently underway, is completed and published.  The study will assess the impact of mining activity on the water sources of the City of Esquel.  We expect the water study to be completed, audited by the Argentine National Institute of Water and published in April.

The public hearing will be a forum for all interested parties to discuss the development of the Esquel gold project, which is 100% owned by Meridian Gold.  The Company looks forward to this hearing as an additional opportunity to inform members of the community on all aspects of the project, including its high standards of environmental safety and the economic benefits it offers Argentina at local, Provincial and Federal levels.

Meridian Gold Inc. is traded on The Toronto Stock Exchange (MNG) and on the New York Stock Exchange (MDG).  For further information on Meridian Gold Inc., please visit our website at www.meridiangold.com, or contact:

Wayne M. Hubert

Tel:  (800) 572-4519

Investor Relations

Fax: (775) 850-3733

Meridian Gold Inc.

E-mail: wayne.hubert@meridiangold.com